June 8, 2011

VIA EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Dental Partners, Inc. (the “Company,” “we” or “us”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 000-23363

Dear Ms. Jenkins:

We have received your letter dated May 24, 2011 regarding the above referenced filing. Please find our responses to your comments below.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, each of your original comments appears in bold text, followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

Critical Accounting Policies and Estimates, page 39

1.	We note your response that you have determined that the affiliated practices may be variable interest entities (“VIEs”) and have concluded that you are not the primary beneficiary. It appears to us that accounting for these VIEs involves accounting estimates and assumptions that are subjective and have a material impact on your operating performance. In future filings, please provide critical accounting policies disclosure for the consolidation of VIEs that describes the qualitative assessments made in determining to not consolidate the affiliated practices. Please provide us with the text of your proposed future disclosure in your response.

The Company’s Response:

In future filings, we will provide additional critical accounting policies disclosure entitled “Variable Interest Entities,” to be inserted following “Goodwill and Intangible Assets” in our Form 10-K substantially as follows:

Accounting guidance under ASC 810, “Consolidation” (ASC 810) requires us to consolidate the financials of a practice that is affiliated with us by means of a service agreement with our financial results if such affiliated practice is a variable interest entity (VIE) and we are the primary beneficiary of such VIE. Our evaluation is subjective in nature incorporating both qualitative and quantitative factors to determine if an affiliated practice is a VIE and if we are the primary beneficiary thus requiring financial statement consolidation. An affiliated practice would be considered a VIE if (a) it is thinly capitalized (i.e., the equity is not sufficient to fund the affiliated practice’s activities without additional subordinated financial support) or (b) the equity holders of the affiliated practice as a group have one of the following four characteristics: (i) lack the power to direct the activities that most significantly affect the affiliated practice’s economic performance, (ii) possess nonsubstantive voting rights, (iii) lack the obligation to absorb the affiliated practice’s expected losses or (iv) lack the right to receive the affiliated practice’s expected residual returns. We may and do provide advances to certain affiliated practices in instances when their cash flow is not sufficient to meet their working capital obligations, which may indicate that an affiliated practice is thinly capitalized. These circumstances led us to conclude that certain of our affiliated practices may be VIEs.

We have conducted an analysis, pursuant to ASC 810, of our contractual agreements with each of the affiliated practices to ascertain whether we have the power to direct the activities of the affiliated practice that most significantly affect its economic performance and the obligation to absorb losses or the right to receive benefits of the affiliated practice. We would be considered the primary beneficiary of a VIE , to the extent the affiliated practice is a VIE, if we meet both of the criteria. Based upon our assessment of the affiliated practices, we believe that operating risk (including sales volume risk, price risk and other operating cost risk) is the risk that will have the most significant impact on an affiliated practice’s economic performance. We believe that the activities that most significantly affect an affiliated practice’s economic performance are with respect to patient revenue, expenses, including those attributable to dentist compensation and benefits, and collection policies. Following our review of the terms of the service agreements with each of the affiliated practices, we have determined that we do not have the power to direct the activities of the affiliated practices that most significantly affect their economic performance. We have no other obligation to absorb the affiliated practices’ losses nor do we have the right to receive the affiliated practices’ benefits. Therefore, we are not the primary beneficiary of the VIEs, to the extent they exist, and we have not consolidated the financial statements of the practices, which are affiliated with us by means of a service agreement, with our financial statements for all periods presented. We consider each time that we enter a new service agreement or enter into material amendments to an existing service agreement whether the terms of such agreements or amendments would change the elements we consider important to the primary beneficiary conclusion.

Item 8. Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

(2) Summary of Significant Accounting Policies, page 52

Basis of Presentation and Principles of Consolidation, page 52

2.	In future filings, please provide the disclosures for a public entity that holds a significant variable interest but is not the primary beneficiary as required by ASC 810-10-50-7 through 50-19, as applicable. Please provide us with the text of your proposed future disclosure.

The Company’s Response:

In future filings, we will provide additional footnote disclosure to be inserted following “Goodwill and Other Intangible Assets” in our Summary of Significant Accounting Policies (footnote #2) in our Form 10-K substantially as follows:

Accounting guidance under ASC 810, “Consolidation” (ASC 810) requires the Company to consolidate the financials of a practice that is affiliated with it by means of a service agreement with its financial results if such affiliated practice is a variable interest entity (VIE) and the Company is the primary beneficiary of such VIE. The evaluation is subjective in nature incorporating both qualitative and quantitative factors to determine if an affiliated practice is a VIE and if the Company is the primary beneficiary thus requiring financial statement consolidation. An affiliated practice would be considered a VIE if (a) it is thinly capitalized (i.e., the equity is not sufficient to fund the affiliated practice’s activities without additional subordinated financial support) or (b) the equity holders of the affiliated practice as a group have one of the following four characteristics: (i) lack the power to direct the activities that most significantly affect the affiliated practice’s economic performance, (ii) possess nonsubstantive voting rights, (iii) lack the obligation to absorb the affiliated practice’s expected losses or (iv) lack the right to receive the affiliated practice’s expected residual returns. The Company may and does provide advances to certain affiliated practices in instances when their cash flow is not sufficient to meet their working capital obligations, which may indicate that an affiliated practice is thinly capitalized. These circumstances led the Company to conclude that certain of its affiliated practices may be VIEs.

The Company conducted an analysis, pursuant to ASC 810, of its contractual agreements with each of the affiliated practices to ascertain whether it had the power to direct the activities of the affiliated practice that most significantly affects its economic performance and the obligation to absorb losses or the right to receive benefits of the affiliated practice. The Company would be considered the primary beneficiary of a VIE , to the extent the affiliated practice is a VIE, if it met both of the criteria. Based upon the Company’s assessment of the affiliated practices, the Company believes that operating risk (including sales volume risk, price risk and other operating cost risk) is the risk that will have the most significant impact on an affiliated practice’s economic performance. The Company believes that the activities that most significantly affect an affiliated practice’s economic performance are with respect to patient revenue, expenses, including those attributable to dentist compensation and benefits, and collection policies. Following its review of the terms of the service agreements with each of the affiliated practices, the Company has determined that it does not have the power to direct the activities of the affiliated practices that most significantly affect their economic performance. The Company has no other obligation to absorb the affiliated practices’ losses nor does the Company have the right to receive the affiliated practices’ benefits. Therefore, the Company is not the primary beneficiary of the VIEs, to the extent they exist, and it has not consolidated the financial statements of the practices, which are affiliated with the Company by means of a service agreement, with its financial statements for all periods presented. The Company considers each time that it enters a new service agreement or enters into material amendments to an existing service agreement whether the terms of such agreements or amendments would change the elements it considers important to the primary beneficiary conclusion.

As of December 31, 2011, the Company was not the primary beneficiary for all of the VIEs, to the extent any affiliated practice is a VIE. The Company’s maximum risk of loss related to these possible VIEs is limited to its receivables due from affiliated practices of approximately $xx.x million and $16.8 million at December 31, 2011 and December 31, 2010, respectively.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. If you have any questions, please do not hesitate to contact me at 781-224-0880.

Sincerely,

/s/ Gregory A. Serrao

Chairman, President

and Chief Executive Officer

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